UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

English Translation

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SHAREHOLDERS’ MEETING CALL

In accordance with Articles Thirty-Five, Six, Thirty-Seven and other applicable articles of the By-Laws of the Company, and Articles 182 and 183 of the Mexican Corporations Law (Ley General de Sociedades Mercantiles), the shareholders of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., are called to attend a General Extraordinary Shareholders’ Meeting that shall take place on January 31, 2007 at 11:30 a.m., at the general purpose conference room (salón de usos múltiples) at the offices of the Company located at Minería No. 130, Colonia Escandón, Mexico City, Federal District, Mexico 11800, to consider the following:

AGENDA

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

I.

Discussion and approval, if any, of a proposal to authorize the shareholder Aeroinvest, S.A. de C.V. to enter into a financing facility in accordance with numeral (ii) of Article Thirty-five of the bylaws of the Company and resolutions with regards to the foregoing.

II.

Discussion and approval, if any, of a proposal to pay dividends quarterly, with such distributions made in accordance with the policy previously approved by the general shareholders’ meeting, and resolutions with regards to the foregoing.

III.	Designation of authorized persons to carry out the resolutions adopted by the shareholders. Resolutions regarding such item, and resolutions with regards to the foregoing.

In order to be entitled to attend the Shareholders’ Meeting, the shareholders must be recorded in the Share Registry Book of the Company or provide evidence of their owndership of shares or certificates, in accordance with Articles 290 and 293 of the Mexican Securities Law (Ley del Mercado de Valores). The Shares Registry Book shall be closed to new entries as of the third business day prior to the Shareholders’ Meeting and remain closed through the day of Shareholders’ Meeting.

In order to be entitled to attend the Shareholders’ Meeting, the shareholders shall deposit their share certificates at the offices of the Company mentioned herein, in the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, or in any national or foreign banking institution, and exhibit to the Company the documents evidencing such deposit, no later than the business day immediately preceding the date of the Shareholders’ Meeting, and obtain an admission pass and the forms of proxy that the shareholders may use in order to be represented in the Shareholder’s Meeting as provided by section III of Article 49 of the Mexican Securities

Law (Ley del Mercado de Valores). Note that in order for brokerage dealers (casas de bolsa) and other financial intermediaries to receive an admission pass, they must present a list containing the name, domicile, nationality and number of shares held by the shareholders they represent.

Shares that are deposited with the Company by the shareholders so that they may attend the Shareholders’ Meeting shall not be returned before the Shareholders’ meeting takes place. Such share certificates shall be returned upon the receipt by the Company of the documents evidencing the deposit of the share certificates previously issued to the shareholder or its representative.

The shareholders may attend the Shareholders’ Meeting in person or be represented therein though a person or persons authorized through a proxy (carta poder) executed before two witnesses in accordance with the requirements of paragraph III of Article 49 of the Mexican Securities Law (Ley del Mercado de Valores) or though any other means of representation granted in accordance with the applicable law.

Further note that information related to the items on the agenda, and the form of proxy referred above, shall be available to the shareholders at the office of the Secretary of the Board of Directors of the Company, at least 15 days prior to the date of the Shareholders’ Meeting. The forms and information related to the items on the Agenda may be requested from the office of the Secretary of the Board of Directors of the Company at its offices located at Minería No. 145, Building “G”, Second Floor, Colonia Escandón, Mexico City, Federal District, Mexico 11800, Monday through Friday, between the hours of 9:00AM to 2:00PM and 4:00PM to 7:00PM. In addition the shareholders may obtain the proxy forms and information related to the items on the agenda at the following web site: www.oma.aero.

Mexico City, January 12, 2007

[Signed]

Enrique Rubio Arenas

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: January 12, 2007